April 30, 2013

VIA EDGAR

Era Anagnosti

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	PGT, Inc.
Registration Statement on Form S-3
Filed March 22, 2013
File No. 333-187481

Dear Ms. Anagnosti:

On behalf of PGT, Inc. (the “Company” or “PGT”), we hereby submit responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filing (the “Registration Statement”) as set forth in your letter dated April 15, 2013 (the “Comment Letter”). Today, the Company electronically filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. The Company’s response immediately follows each comment.

Prospectus Cover Page

1. On the prospectus cover page, please identify the aggregate amount of securities offered. Additionally, on the prospectus cover page and as

April 30, 2013

relevant throughout the prospectus, please disclose the aggregate number of shares being registered for sale by each of the company and the selling stockholder. Refer to Item 501(b)(2) of Regulation S-K.

Response: The Company is registering an aggregate of 32,092,267 shares of common stock, all of which are owned and may be sold from time to time by the selling stockholders. In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1. See the prospectus cover page and page 5.

Description of Capital Stock, page 2

2. We note that you qualify certain information by reference to applicable law. You may not qualify information in your prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. Refer to Securities Act Rule 411(a). Please revise your prospectus accordingly. Additionally, please revise your prospectus to confirm that all material provisions of any document incorporated or qualified by reference are discussed in the prospectus. This comment also applies to the DGCL qualification in the middle of page II-1.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1. See pages 2 and II-1.

Selling Stockholders, page 5

3. Please disclose the aggregate number of shares being registered for resale by the selling stockholders, and expand the first paragraph to describe in more detail the initial transaction(s) in which the securities were sold to them. Refer to General Instruction II.G. to Form S-3, Securities Act Rule 430B(b)(2), and Question 228.03 of the Securities Act Rules Compliance and Disclosure Interpretations, available on our website.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1. See page 5.

Plan of Distribution, page 6

4. In the second paragraph, you disclose that the distribution of securities offered by the prospectus may be effected also through the issuance of derivative securities; however, the registration statement does not cover these derivative securities. Please advise, or revise your disclosure as appropriate.

April 30, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1. See page 6.

Exhibit Index

5. You indicate that Exhibit 5.1 will be filed by amendment to the registration statement or incorporated by reference from documents filed or to be filed under the Securities Exchange Act of 1934, as amended. Please note that you will need to file the legal opinion prior to effectiveness of the registration statement. Refer to Item 16 of Form S-3 and Section II.B.2.a of Staff Legal Bulletin No. 19 (CF), available on our website.

Response: The legal opinion is filed with Amendment No. 1.

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Please direct any comments or questions regarding these matters to the undersigned at (302) 651-3090. Facsimile transmissions to the undersigned may be sent to (302) 434-3090.

Sincerely yours,

/s/ Robert B. Pincus
Robert B. Pincus

cc:	Jessica Dickerson, Esq. (via e-mail)

Mario Ferrucci III, Esq. (via e-mail)

Jeffrey T. Jackson (via e-mail)